SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received, on June 08, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 252/2016/CVM/SEP/GEA-1, requesting clarification about the news published by the newspaper O Globo, Economy section, under the heading "Belo Monte under investigation" as transcribed at the end of this notice.

In response to the Office in question, the Company clarifies the following:

TCU is auditing the Norte Energia, including technical visits to the construction site, whose result we have no access, and the process is under preparation and confidential.

Regarding Tumarim, the interruption of investments, of US$ 100 million, of Eletrobras in the project, published by TCU last week, it was reported to TCU that there is no provision for new investments while the project is in financial structuring phase. It should be also noted that the TCU process is still on going, which means that this interrruption is temporary and can be reverted.

We will keep the market informed about the evolution of the matters reported in this announcement.

Rio de Janeiro, June 9, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free translation Oficial Letter CVM 252/2016/CVM/SEP/GEA-1

Subject: Request clarification on news.

                                                               Dear Sir

1.   We refer to the news published today in the newspaper O Globo, Economy section, under the heading "Belo Monte under investigarion" in which are contained the following statements:

The Federal Court of Accounts of Brazil (TCU) is investigating as a consequence of the informations obtained in thef Lava Jato operation, the possibility that there was collusion in the auction of the hydroelectric plant of Belo Monte, in April 2010. Any such agreement between the two consortia that presented proposals to control the plant may have increased the price of the tariff to be paid by electric energy consumers in the country for 30 years. The unprecedented investigation by the TCU is the result of a partnership between the technical area of electric energy and the working group established three months ago to deal with cases of Lava Jato: the Seinfra operations.

MORE POWER PLANTS WORKS IN FOCUS OF TCU

Under the Lava-Jato operation, TCU had already pointed out, in March, the construction of the hydroelectric plant Tumarín, Nicaragua, in the amount of US$ 1.2 billion, was a project "extremely disadvantageous and potentially harmful" to the Eletrobras, wich participate in the project. The funding to the works, however, was interrupted by order of the TCU. The surveys Tumarín have involved technical personal of electricity areas and Seinfra TCU Operations.

The works of power plants Angra 3, Jirau, Santo Antônio, Teles Pires, São Manoel, Mauá 3 and Simplicio are also being evaluated by the TCU.

2. In view of the mentioned above, we determined that you Sir clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons not understood it is a significant event, as well as other information deemed important comment on the subject.

3. This answer must take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this craft.

MARKET ANNOUNCEMENT

4. We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385 / 76 and CVM Instruction No. 452/07, it will be suitable an application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.